Filed Pursuant To Rule 433
Registration No. 333-167132
October 12, 2010
Transcript of Bloomberg Television Interview with State Street’s Tom Anderson
REPORTER: Investors took on more risk in the third quarter by plowing money into exchange traded funds. Assets rebounded 15% to almost $900 billion, reversing a drop that we saw in the second quarter. Suzanne O’Halloran has more on where the money is going with her guest Tom Anderson of State Street. This is a Bloomberg exclusive, everyone. State Street oversees the two largest ETFs, the SPDR Gold Fund and the SPDR S&P 500. Suzanne, take it away.
SUZANNE O’HALLORAN: Thanks very much, Eric. Tom, welcome to the program. Let’s get right into it here and talk about stock ETFs, because a lot of the flows happen in September. Where exactly is this money going?
TOM ANDERSON: Well, Suzanne, it’s been going a lot of different areas. For most of the year, the focus has been on a risk aversion trade, with money going into fixed income ETFs and commodity ETFs like gold. The other side of that has been a lot of money turning to emerging markets. September was one of the first months in a while where we saw significant cash flows into more traditional equities like S&P 500 ETFs or mid-cap stock ETFs.
SUZANNE O’HALLORAN: Right, and we also saw a big interest in dividends as well, right? That’s still part of a risk aversion trade for retail investors.
TOM ANDERSON: Absolutely. Dividends have been a strong focus for investors over the last two years. And my view on this is, is this is part of a way to maintain some equity exposure while moderating the risk level of the portfolio. I think a lot of investors have bought into the idea of a lower return environment, and as a result they’re looking to get paid while they wait. Our dividend ETF, SDY, the SPDR S&P Dividend ETF, has actually been the fastest-growing dividend ETF in the US ETF business. And these funds are throwing off yields in the mid-3 percent range, which is well above what you’d get from comparable treasuries.
SUZANNE O’HALLORAN: Okay. With your SPDR Gold Fund, that’s what State Street is really most well-known for on the street, assets at $56 billion at an all-time high. If gold continues to climb, how big can this fund really get before you’d have trouble, per se, backing it up with the actual gold? Is that something that you’re paying attention to?
TOM ANDERSON: We pay, obviously, very careful attention to everything to do with the gold market. And we’ve been very pleased to see the growth in SPDR Gold shares. Today, this year in 2010, it’s grown from about $40 billion in assets to about $55 billion in assets today. All of that growth has been very orderly. The creation and redemption markets have functioned just perfectly. And we think this is reflecting, more than anything else, greater worldwide demand for gold, not just from retail investors, but from institutional investors, as well as central banks.
SUZANNE O’HALLORAN: Right. And particularly in the third quarter, can you give us an idea of who’s doing the buying? Is it institutions, pension funds, central banks?
TOM ANDERSON: For gold and for SPDR Gold shares, the ticker is GLD in particular, one of the trends that we’ve seen over the last couple of years has been a widening of the audience of investors. And actually where you’ve seen the newer investors coming from have been those institutional investors. So the hedge fund investors, pension funds, as well as endowments really allocating gold and GLD in particular as a strategic part of their portfolios.
SUZANNE O’HALLORAN: Okay, Tom. When we look at the industry, you along with BlackRock and Vanguard control over 80 percent of the market. It is getting more competitive out there — Vanguard recently launched a new suite of ETFs, we also have BlackRock iShares controlling the majority of the market share. How are you staying competitive? There’s a big question about whether fees are going to have to come down for some of the State Street products as your competitors cut fees. Can you give us an idea on that?
TOM ANDERSON: Well, really what we hear from investors is what they really like about ETFs is the convenience, the liquidity, and the value that it offers them, and the way ETFs help them implement their very specific and precise investment strategies. What we’ve seen with ETFs, actually, if you look at the broader investment universe, they are becoming the index vehicle of choice, rather than index mutual funds, perhaps. We’re seeing much heavier cash flows into ETFs. So where we see ETFs being used most is not just as an index vehicle, but also as a way to access target segments of the market, like gold.
SUZANNE O’HALLORAN: Okay, great. Tom, sorry, we gotta cut you off there. We are coming up against a hard break. But our thanks to Tom Anderson of State Street Global Research.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.